X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

February 12, 2010



10015326

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent Interim Financial Statements for the period ended December 31, 2010.

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

3/9

X-Cal Resources Ltd.

INTERIM FINANCIAL STATEMENTS
(Unaudited)
For the period ended December 31, 2009

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

These consolidated financial statements have not been audited by Smythe Ratcliffe LLP, Chartered Accountants.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
February 4, 2010

X-Cal Resources Ltd.
Consolidated Balance Sheets

		December 31, 2009 (unaudited)		March 31, 2009 (audited)
Assets				
Current				
Cash and term deposits	$	378,666	$	1,216,938
Receivables and prepayments		25,163		72,093
Marketable securities		3,297		3,402
		407,126		1,292,433
Prepaid insurance (Note 4)		1,260,408		1,447,638
Reclamation bond – commutation account (Note 4)		3,048,086		3,915,636
Environmental bonds		-		11,152
Mineral property interests (Note 5)		30,898,871		30,048,095
Property and equipment (Note 6)		35,365		44,082
		35,242,730		35,466,603
	$	35,649,856	$	36,759,036
Liabilities				
Current				
Accounts payables and accrued liabilities	$	81,249	$	310,500
Reclamation and environmental obligations (Note 7)		1,142,772		1,382,219
		1,224,021		1,692,719
Shareholders' Equity				
Capital stock (Note 8)		50,845,176		50,365,425
Contributed surplus		3,600,099		3,555,851
Deficit		(20,019,440)		(18,854,959)
		34,425,835		35,066,317
	$	35,649,856	$	36,759,036

Commitments (Note 13)
Subsequent Events (Note 14)

(See accompanying notes to the consolidated financial statements)

On behalf of board:

"Shawn Kennedy"
Shawn Kennedy, Director

"John Arnold"
John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
(unaudited)

	Three Months Ended December 31, **2009**	Three Months Ended December 31, 2008	Nine Months Ended December 31, **2009**	Nine Months Ended December 31, 2008
General and administrative expenses				
Accounting and audit	$ **14,300**	$ 7,900	$ **67,626**	$ 71,924
Amortization	**503**	5,396	**8,716**	16,188
Insurance	**70,213**	75,470	**226,236**	238,529
Investor relations	**9,205**	-	**17,442**	-
Legal	**9,886**	8,869	**54,273**	45,477
Office and other	**6,583**	5,299	**30,144**	18,088
Regulatory fees	**9,238**	11,026	**27,288**	39,478
Rent	**4,500**	-	**13,500**	11,574
Salaries, consultants' and directors' fees	**34,618**	26,773	**109,061**	129,790
Shareholder communications	**4,313**	2,155	**17,395**	18,963
Stock-based compensation (Note 8e)	**29,637**	-	**29,637**	87,581
Telecommunications	**289**	1,082	**2,406**	3,031
Travel	**10,454**	6,961	**35,990**	16,035
	203,739	150,932	**639,714**	696,658
Loss before other items	**(203,739)**	(150,932)	**(639,714)**	(696,658)
Other				
Accretion expense	**(37,522)**	(24,191)	**(112,566)**	(72,573)
Foreign exchange gain (loss)	**(43,911)**	10,186	**(424,546)**	4,233
Gain on sale of property and equipment	**-**	-	**-**	5,379
Interest and other income	**3,374**	28,834	**12,346**	85,115
	(78,059)	14,829	**(524,766)**	22,154
Net income (loss)	**(281,798)**	(136,103)	**(1,164,480)**	(674,505)
Deficit, beginning of period	**(19,737,642)**	(18,972,884)	**(18,854,960)**	(18,434,481)
Deficit, end of period	$ **(20,019,440)**	$ (19,108,986)	$ **(20,019,440)**	$ (19,108,986)
Income (loss) per share	$ **(0.00)**	$ (0.00)	$ **(0.01)**	$ (0.01)
Weighted average number of common shares outstanding	**167,135,106**	136,933,987	**165,829,096**	134,862,181

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended December 31,		Nine Months Ended, December 31,	
	2009	2008	**2009**	2008
Cash derived from (applied to)				
Operating				
Net income (loss)	**$ (281,798)**	$ (136,102)	**$ (1,164,480)**	$ (674,505)
Stock-based compensation	**29,637**	-	**29,637**	87,581
Amortization	**502**	5,396	**8,717**	16,188
Accretion expense	**37,522**	24,191	**112,566**	72,573
Changes in non-cash working capital items:				
Receivables and prepayments, accounts payables and accrued liabilities	**241,610**	46,262	**535,277**	129,744
	27,473	(60,253)	**(478,283)**	(368,420)
Financing				
Shares issued for cash, net of issuance costs	**20,000**	-	**473,750**	645,000
Subscriptions received in advance	**-**	(6,000)	**-**	-
	20,000	(6,000)	**473,750**	645,000
Investing				
Mineral property acquisitions	**(85,305)**	(30,823)	**(138,766)**	(30,823)
Mineral property expenditures	**(489,568)**	(46,912)	**(694,973)**	(375,221)
Purchase of property and equipment	**-**	-	**-**	37,072
	(574,873)	(77,735)	**(833,739)**	(368,972)
Net increase (decrease) in cash	**(710,559)**	(143,989)	**(838,272)**	(92,392)
Cash and term deposits				
Beginning of period	**1,089,225**	197,533	**1,216,938**	145,936
End of period	**$ 378,666**	$ 53,544	**$ 378,666**	$ 53,544
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	**$ -**	$ -	**$ 14,611**	$ 52,673
Property acquisition	**$ -**	$ 750	**$ 6,000**	$ 750

(See accompanying notes to consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Shareholders' Equity

	Number of Shares	Capital Stock	Subscriptions Received in Advance	Contributed Surplus	Accumulated Deficit	Total
Balance: March 31, 2007	123,685,255	47,234,247	-	3,169,750	(16,884,926)	33,519,071
Issuance of shares for cash – private placement	3,028,568	540,000	165,000	-	-	705,000
Share issuance costs	-	(28,500)	-	-	-	(28,500)
Equipment acquisition	1,000,000	350,000	-	-	-	350,000
Property acquisition	50,000	13,500	-	-	-	13,500
Stock-based compensation	-	-	-	292,951	-	292,951
Net loss for the year	-	-	-	-	(1,549,555)	(1,549,555)
Balance: March 31, 2008	127,763,823	$ 48,109,247	$ 165,000	$ 3,462,701	$ (18,434,481)	$ 33,302,467
Issuance of shares for cash – private placement	9,162,500	810,000	(165,000)	-	-	645,000
Share issuance costs	-	-	-	-	-	-
Equipment acquisition	-	-	-	-	-	-
Property acquisition	50,000	750	-	-	-	750
Stock-based compensation	-	-	-	140,254	-	140,254
Net income (loss) for the period	-	-	-	-	(674,505)	(674,505)
Balance: March 31, 2009	162,410,939	$ 50,365,425	$ -	$ 3,555,851	$ (18,854,959)	$ 35,066,317
Issuance of shares on exercise of warrants	4,537,500	453,751	-	-	-	453,751
Issuance of shares on exercise of options	200,000	20,000	-	-	-	20,000
Property acquisition	50,000	6,000	-	-	-	6,000
Stock-based compensation	-	-	-	44,248	-	44,248
Net loss for the period	-	-	-	-	(1,164,480)	(1,164,480)
Balance: December 31, 2009	167,198,439	$ 50,845,176	$ -	$ 3,600,099	$ (20,019,440)	$ 34,425,836

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a going concern basis. This presumes funds will be available to finance ongoing development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

For the nine months ended December 31, 2009, the Company incurred a net loss of $1,164,480 (2008 - $674,505). At December 31, 2009, the Company had a deficit of $20,019,440 (2008 - $19,108,986). The Company's ability to continue in operation is dependent on its ability to secure additional financing to fund planned exploration and its ongoing administrative expenditures, and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to conduct its planned explorations, meet its administrative overhead and maintain its mineral interests.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production or proceeds from disposition of mineral interests.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP using the following significant accounting policies and are expressed in Canadian dollars, the functional and reporting currency of the Company.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC. All significant inter-company transactions and balances have been eliminated.

2. Summary of Significant Accounting Policies (cont'd)

b) Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, balances of accounts payable and accrued liabilities, reclamation and environmental obligation, valuation allowance for future tax assets and the variables used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

c) Revenue recognition

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding using the effective interest method.

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the time of the acquisition of the assets or assumption of liabilities, and revenues and expenses are translated at the exchange rate in effect on the dates they occur. Translation gains and losses are included in the results of operations for the year.

e) Cash and cash equivalents

In accordance with Canadian GAAP, the Company classifies highly liquid short-term investments that are readily convertible into known amounts of cash and have maturities of 90 days or less from the date of acquisition as cash equivalents.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

2. Summary of Significant Accounting Policies (cont'd)

f) Mineral property interests (cont'd)

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, mineral expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

g) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years. Additions during the year are amortized at one-half the annual rate.

h) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

i) Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations or mineral properties, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

2. Summary of Significant Accounting Policies (cont'd)

j) Asset retirement obligations ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

l) Basic and diluted loss per share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

m) Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

2. Summary of Significant Accounting Policies (cont'd)

n) Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition. When a decline in the fair value of an available-for-sale financial asset has been recognized in comprehensive income, and there is objective evidence that the impairment is other than temporary, the cumulative loss that had been previously recognized in accumulated other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. It is made up of net income and other comprehensive income. Other comprehensive income consists of gains and losses affecting shareholders' equity that under Canadian GAAP are excluded from net income. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's consolidated statements of operations equals comprehensive loss.

o) New accounting standards

Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

i) Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company's capital management strategy have been included in Note 10.

2. Summary of Significant Accounting Policies (cont'd)

o) New Accounting standards (cont'd)

ii) Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replace Section 3861, "Financial Instruments – Disclosures and Presentation", revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

iii) Going Concern

In June 2007, the CICA amended Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the consolidated financial statements are prepared and the reason why the company is not considered a going concern. The Company adopted this policy on April 1, 2008 with no significant effect on these consolidated financial statements.

iv) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the EIC of the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company adopted this recommendation in its fair value determinations for its fiscal year ended March 31, 2009 with no significant effect on these consolidated financial statements.

2. Summary of Significant Accounting Policies (cont'd)

o) New Accounting standards (cont'd)

(iv) EIC-174, Mining Exploration Costs

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company adopted this recommendation for its fiscal year ended March 31, 2009 with no significant effect on these consolidated financial statements.

p) Future accounting changes

i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time; however, management continues to monitor these developments.

ii) Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

2. Summary of Significant Accounting Policies (cont'd)

p) Future accounting changes (cont'd)

ii) Business Combinations (cont'd)

These new sections apply to the Company's interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3. Risk Management and Financial instruments

The Company classifies its cash and cash equivalents as held-for-trading; receivables as loans and receivable; marketable securities as held for trading, reclamation bond – commutation account and environmental bonds as held-to-maturity; and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. Marketable securities are recorded at fair value as they are marked-to-market through net income at each period end. The book values of reclamation bond – commutation account and environmental bonds approximate their fair values as the stated rate approximates the market rate of interest.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents, marketable securities and receivables are exposed to credit risk. The credit risk on cash and cash equivalents and term deposits are minimized as cash and cash equivalents and term deposits are held at major Canadian and US financial institutions. The Company is not exposed to significant credit risk on its receivables.

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at December 31, 2009 in the amount of $381,963 in order to meet short-term business requirements. At December 31, 2009, the Company had current liabilities of $81,249. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

3. Risk Management and Financial instruments (cont'd)

c) Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk on its cash and reclamation bond – commutation account, which are subject to market interest rate. A hypothetical 1% change in the interest rate would impact the Company's earnings by approximately $28,000.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company's results of operations, financial position or cash flows.

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US$25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at December 31, 2009 is $1,260,408 (2008 - $1,510,048). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at December 31, 2009 is $3,048,086 (2008 - $3,200,984). Included in the reclamation bond – commutation account is a reclamation bond held with the government in the amount of $200,653.

5. Mineral Property Interests

Nevada, USA:		December 31, 2009		December 31, 2008
Sleeper Gold Project	$	27,903,638	$	26,704,452
Mill Claims		2,502,902		2,480,360
Reese River		449,470		426,928
Spring Valley		42,861		20,242
	$	30,898,871	$	29,631,982

See attached Consolidated Schedules of Mineral Acquisition and Exploration Costs.

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venture partner.

In January 2004, the Company purchased the interest of the former joint venture partner, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:
  - i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;
  - ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and
  - iii) US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US$750,000 (US$325,000 paid as at year-end) plus 250,000 shares (200,000 issued as at year-end). The mineral claims are lodged as security against future payments. As at December 31, 2009, the remaining balance to complete this buyout is US$300,000 (2008 - US$425,000) and nil (2008 - 100,000) common shares of the Company. An amendment to the original agreement allows the remaining balance to be paid with scheduled payments ending by December 2011.

5. Mineral Property Interests (cont'd)

Sleeper Gold Project (cont'd)

An amendment to the original agreement, signed in November 2008, allows the remaining payments to be spread into two payments to be made in December of 2010 and 2011.

In June 2007, the Company completed the sale of a 1% net smelter production royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for $1,591,740 (US$1,500,000).

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

On December 12, 2005, the Company entered into a formal agreement with Placer Dome U.S. Inc. ("Placer Dome"), a subsidiary of Barrick Gold U.S. Inc. ("Barrick Gold"), to jointly explore three claim blocks in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US$200,000 drilling program developed by both parties. The Company's expenditures for the above work exceeds the minimum required, and within the time allotted under the agreement. Placer Dome's interest (now owned by Royal Gold, Inc.) has now reverted to a 2% net smelter returns royalty.

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada. The Company granted a 1% net smelter production royalty on this property to a consultant to the Company.

Title to mineral properties

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

5. Mineral Property Interests (cont'd)

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the obtaining of permits, the satisfaction of governmental requirements and possible aboriginal rights, and the attainment of successful production from the properties or from the proceeds of their disposition.

Mineral exploration and development is highly speculative and involves inherent risks. While rewards if a feasible ore body is discovered might be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that the current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6. Property and Equipment

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 109,697	$ 86,266	$ 23,431
Office equipment	114,863	102,929	11,934
Leasehold improvements	18,574	18,574	-
	$ 243,134	$ 207,769	$ 35,365

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 109,697	$ 77,224	$ 32,473
Office equipment	114,863	98,326	16,537
Leasehold improvements	18,574	18,535	39
	$ 243,134	$ 194,085	$ 49,049

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

As at December 31, the following information was assumed in measuring the reclamation and environmental obligation:

		2009		2008
Undiscounted amount required (US $4,056,500)	$	4,245,533	$	4,163,997
Expected timing of payments		2009 -2053		2009 – 2053
Average credit-adjusted risk-free rate		9.00%		11.00%
Inflation factor		2.00%		2.0%

The undiscounted amount required is based on a report obtained in May 2007. The commutation account (Note 4) is used to reimburse reclamation costs and indemnity claims paid by the Company.

The following table presents the reconciliation of the liability for the ARO:

		2009	2008
Balance, April 1	$	1,382,219	744,222
Changes in credit-adjusted risk-free rate		-	-
Accretion expense		112,566	72,573
Payments made		(116,731)	-
Foreign exchange adjustment		(235,282)	-
Balance, December 31	$	1,142,772	816,795

8. Capital Stock and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value.

b) Issued

At December 31, 2009, 167,198,439 common shares were issued and outstanding.

8. Capital Stock and Contributed Surplus (cont'd)

c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers, and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

	2009		2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,775,000	$ 0.26	10,110,000	$ 0.34
Exercised	(200,000)	$ 0.10		
Granted	200,000	$ 0.20	2,550,000	$ 0.11
Expired	(640,000)	$ 0.50	(275,000)	$ 0.33
Forfeited	-	-	(15,000)	$ 0.20
Outstanding, end of period	11,135,000	$ 0.25	12,370,000	$ 0.29

8. Capital Stock and Contributed Surplus (cont'd)

c) Stock options (cont'd)

The options granted during the year have an immediate vesting term. As at December 31, 2009, the Company had stock options outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Options	Exercise Price	Expiry Date
390,000	$ 0.20	January 17, 2010
20,000	$ 0.20	February 28, 2010
150,000	$ 0.35	March 23, 2010
200,000	$ 0.20	April 1, 2010
200,000	$ 0.10	May 26, 2010
750,000	$ 0.35	June 12, 2010
600,000	$ 0.20	September 24, 2010
1,200,000	$ 0.33	February 16, 2011
725,000	$ 0.10	February 27, 2011
1,700,000	$ 0.35	May 31, 2011
2,150,000	$ 0.10	September 24, 2011
200,000	$ 0.20	November 29, 2011
600,000	$ 0.10	February 26, 2012
2,250,000	$ 0.35	March 23, 2012
11,135,000		

As of the date of this report, an additional 640,000 stock options have been granted with an exercise price of $0.17 that expire on January 27, 2013.

d) Warrants

	2009		2008	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, April 1	16,824,039	$ 0.10	-	-
Issued	-	-	8,362,500	$ 0.11
Exercised	(4,537,500)	$ 0.10	-	-
Expired	(3,525,000)	$ 0.10	-	-
Outstanding, December 31	8,761,539	$ 0.10	8,362,500	$ 0.11

As at December 31, 2009, the Company had warrants outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
300,000	$ 0.24	April 4, 2010
8,461,539	$ 0.10	March 30, 2011
8,761,539		

8. Capital Stock and Contributed Surplus (cont'd)

e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the nine months ended December 31, 2009 and 2008:

	2009	2008
Risk-free rate of return	1.41%	4.63%
Expected dividend yield	-	-
Expected stock price volatility	145%	72%
Expected option life in years	2.0	3.0

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the nine months ended December 31 2009, the compensation cost of stock options granted was $44,248. Stock-based compensation attributable to employees and consultants was - $29,637, and to directors - $14,611.

9. Related Party Transactions

The Company paid legal fees and expenses of $7,549 (2008 - $nil) to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses of $49,500 (2008 - $49,500) to a director and officer of the Company. The Company paid salaries of $120,000 (2008 - $120,000) to a director and officer of the Company and $43,750 (2008 - $27,000) to a party related to a director and officer of the Company. As at December 31, 2009, $7,066 (2008 - $10,934 due from) was due to a director and officer of the Company, and is included in accounts payable. The Company incurred rental expenses of $13,500 with a related party. A bonus of $50,000 was paid to a director and officer of the Company. Directors and officers of the Company invested in shares in X-Cal throughout the period. Details of the share purchases are available on S.E.D.I.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Capital Management

The Company considers its capital to be all components of shareholders' equity. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

10. Capital Management (cont'd)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met. The Company's capital is not subject to any externally imposed capital requirements.

The Company's overall strategy remains unchanged from the prior year.

11. Income Taxes

The net future tax asset resulting from these items has not been recognized in these accounts, as realization is not considered more likely than not. A valuation allowance has been applied against the entire net future income tax asset.

12. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the US. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable within those geographic areas are as follows:

		2009		2008
Net income (loss)				
Canada	$	(799,164)	$	(358,195)
USA		(365,316)		(180,208)
Nine months ended December 31	$	(1,164,480)	$	(538,403)
Assets				
Canada	$	381,963	$	275,857
USA		35,267,893		34,448,750
As at December 31	$	35,694,856	$	34,724,607

13. Commitments

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $66,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

13. Management Agreements (cont'd)

The Company entered into a management contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

14. Subsequent Events

There are no subsequent events to report.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the nine months ended December 31, 2009 and the year ended March 31, 2009

	Period ended December 31, 2009					Year ended March 31, 2009				
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 27,112,845	$ 2,484,220	$ 430,788	$ 20,242	$ 30,048,095	$ 26,072,563	$ 2,472,301	$ 418,568	$ 20,242	$ 28,983,674
Acquisition and holding costs incurred										
Property acquisitions	138,766	-	-	-	138,766	34,573	-	-	-	34,573
Exploration expenditures										
Consulting	60,960	-	-	-	60,960	19,545	200	200	-	19,945
Geology, including consultant	-	-	-	-	-	75,758	-	-	-	75,758
Drilling and assaying	-	-	-	-	-	72	-	-	-	72
Field	68,269	-	-	-	68,269	53,995	-	-	-	53,995
Insurance	40,600	-	-	-	40,600	38,807	-	-	-	38,807
Licenses, fees and claim fees	224,181	6,169	6,169	22,619	259,138	197,013	-	-	-	197,013
Reclamation	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	14,611	-	-	-	14,611	37,870	-	-	-	37,870
Office, wages, prof fees and travel	360,136	12,513	12,513	-	385,161	440,815	11,719	12,020	-	464,554
	768,757	18,682	18,682	22,619	828,740	863,875	11,919	12,220	-	888,014
Mineral exploration expenditures and interests before other costs	28,020,368	2,502,902	449,470	42,861	31,015,601	26,971,011	2,484,220	430,788	20,242	29,906,261
Proceeds from sale of capitalized equipment	-	-	-	-	-	(97,334)	-	-	-	(97,334)
Change in asset retirement obligation	(116,730)	-	-	-	(116,730)	239,168	-	-	-	239,168
Proceeds from sale of net smelter royalty	-	-	-	-	-	-	-	-	-	-
Mineral interests, end of period	$ 27,903,638	$ 2,502,902	$ 449,470	$ 42,861	$ 30,898,871	$ 27,112,845	$ 2,484,220	$ 430,788	$ 20,242	$ 30,048,095

MANAGEMENT DISCUSSION AND ANALYSIS
(for the nine months ended December 31, 2009)

This period end Management Discussion and Analysis ("MD&A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the third quarter ending December 31, 2009 with those of the corresponding quarter of 2008. It is also an update to the Company's annual MD&A for the year ended March 31, 2009 and should be read in conjunction with the December 31, 2009 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of January 3, 2010.

All references to "2009" refer to the period ending December 31, 2009, and all references to "2008" refer to the period ended December 31, 2008, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek, and Spring Valley properties in Nevada, USA. The Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends primarily private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

The gold industry must replace its reserves regularly. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and

United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2007 - 2010, refer to work programs carried out within the calendar year.

The Company has a 100% interest in the Sleeper Gold Project, subject to a 1% NSR.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced NI 43-101 gold and silver resources and an extensive database for step out drilling and exploration targeting.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report was submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation.

X-Cal acquired New Sleeper Gold Corporation's (now Reunion Gold Corporation) 50% interest in the Sleeper Joint Venture on May 16, 2006. The Company paid CDN $5,000,000 and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between the Company and York Mines. The buy out was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. To complete the buyout, a further US $600,000 and 200,000 common shares of X-Cal was required. At the date of this report, the remaining balance to complete this buyout is US $300,000. An amendment to the original agreement allows the remaining payments to be spread into 2 payments to be made in December 2010 and December 2011, resulting in an additional interest payment of $5,000.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program. The results of the studies established a better definition of exploration targets.

The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the independent panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views by way of reports titled "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006; updated in August 2009). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquist's report, as well as the August 2009 update to Dr. Silitoes's report were not filed on SEDAR but can be found in their entirety at the Company's website at www.x-cal.com.

Material highlights from an NI 43-101 Preliminary Economic Assessment ("PEA") and Technical Report were published by the Company on October 19, 2009. The complete NI 43-101 PEA and Technical Report has been filed on SEDAR on November 30, 2009. An "Abbreviated Executive Summary" containing highlights from the Sleeper Gold Property Preliminary Economic Assessment has been filed on SEDAR and is also available at the Company's website at www.x-cal.com.

The PEA demonstrates that the Sleeper Gold Project has the potential to be a "viable project" based on the existing NI 43-101 compliant resources. A graph in the new report shows a "robust business case, which is most sensitive to metal prices and heap leach process cost".

The production plan developed in the study is based on three independent modules:
1. 15 ktpd (kilotonnes per day) Heap Leach of New Oxide Ore
2. 3 ktpd Mill to process Tailings (from previous operations)
3. 25 ktpd Heap Leach to re-leach Heap Leach stockpile (from previous operations)

The plan allows each of the modules to be operated independently while gold is recovered from loaded carbon using a shared recovery plant.

The study considers a project that produces approximately 590,000 ounces of gold with a mine life of 6.5 years, using a selling price of $800 per ounce of gold at an average cash cost of $324 per ounce (after silver credit). Capital costs are estimated at $86 million.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas on which there is no data. Geologic cross-sections that reflect the revised Sleeper Geology are the framework for the current resource calculations.

Target areas in the Sleeper district should be drilled in light of the new interpretation.

Readers are encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia Area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report for the property available at www.x-cal.com or on SEDAR. Highlight assays are contained in the current presentations.

From January to the end of March 2007 two core holes totaling 1,691 feet and one RC hole for 1,560 feet were completed. From the end of March 2007 to the end of June 2007 two RC holes totaling 2,621 feet and four core holes totaling 4,352 feet were completed in the West Wood Breccia Area.

An indication of a possibly deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe escribes this and five other priority exploration targets.

Drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area should continue.

Bulk samples from the above ground heap materials have been collected for metallurgical work as part of overall program for the mineralization located east of the mine site in the Heaps and Facilities Areas.

Current work indicates that the Facilities Area gold and silver mineralization and the mineralization in the Heap Pads at Sleeper have the potential to be blended as the basis of renewed heap leaching operations at Sleeper. Metallurgical tests are recommended.

The mine scale exploration targets described by Dr. Sillitoe should be tested in series (NW, then SW, etc).

The Ken Snyder Gold Syndicate Company holds a 1% Net Smelter Production Royalty on the Sleeper Gold Property.

The NI 43-101 Technical Report on the Sleeper Gold Project was filed to SEDAR on September 25, 2008. A new NI 43-101 Preliminary Economic Assessment and Technical Report was filed on November 25, 2009 on SEDAR. A preliminary economic assessment (PEA) and an executive summary has been filed on SEDAR. All reports are also available on the Company's website. Gold and Silver Resources with near term economic potential and exploration upside are evident in the document.

A permit application for a new heap leach pad and on site bulk testing is recommended in the Technical Report, In light of the current positive Preliminary Economic Assessment the application for onsite heap leach testing should be a priority.

X-Cal carried out a sonic drill program on the heaps that collected material for assay and metallurgical work. The results of this work to date are encouraging and are also documented in the current Technical Reports. The engineering work should be continued.

The economic potential of 583,000 ounces of inferred gold resource and 1,249,000 ounces of inferred silver resource, located in the Heap Leach Pads, becomes more attractive if this material can be blended with other, additional nearby resource.

The 2007 definition drilling program of the nearby Facilities Area resulted in an additional 220,000 ounces of "indicated gold resource" with an average grade of 0.686 g/t Au, and (plus) 370,000 ounces of "inferred gold resource" with an average grade of 0.587 g/t Au. The in-ground Facilities Area resources may be able to be blended with the Heaps resource, which is located in close proximity.

A separate 130,000 ounces of inferred gold resource and 1,476,000 ounces of inferred silver resource are also above ground in tailings at Sleeper. The current PEA recommends processing this material by floatation method

In addition to the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood should be evaluated.

The West Wood area contains high-grade intercepts such as 110 ft averaging 21.72 g/t Au and 209 ft averaging 10.67g/t Au, which are listed in the 2007 X-Cal Annual Report. A ramp could provide access to high-grade portions of the West Wood Resource for bulk sampling and new underground drill stations.

The West Wood area currently has an "indicated resource" of 380,000 ounces of gold with an average grade of 1.519 g/t Au and 1,750,000 ounces of silver with an average grade of 7.021 g/t Ag. Additionally, there is also a modest "inferred" gold and silver resource at West Wood, which is described in the Technical Report.

The requirement for step out and exploration drilling between the West Wood Area and the North West Target is apparent in the data. In light of the new geologic understanding, drilling of these areas should be a high priority.

The gold resource in the block model, both at West Wood and in the Facilities Area, conforms to the new understanding of mineralization controls at Sleeper. This knowledge should improve the success rate of both definition and exploration drilling.

The exploration upside of the Sleeper Gold District for new epithermal gold deposits is documented and very attractive.

The SW Target Area is 2 km long, located south west of the mine site. It is an example of a completely untested target, which is equal in area to the historic Sleeper mine site. SW is one of several areas, which illustrate the district scale potential of the Sleeper Gold Property.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at

bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have two to four drill fences to test the target concepts.

An exploration budget to test all targets in Dr. Sillitoe's paper is estimated at US $15 million. The minimum next phase budget is estimated at US $3 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects, are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceeded the minimum required, and within the time allotted, under the agreement. Placer Dome has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest (now owned by Royal Gold, Inc.) has now reverted to a 2% net smelter return royalty.

A NI-43-101 Technical Report titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of sixty-four new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

Spring Valley Area

X-Cal has one hundred percent of thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder has a 1% Net Smelter Return interest in the claims.

SUMMARY

The Sleeper Gold Project is the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the nine months ended December 31, 2009 and 2008.

		Nine Months Ended December 31, 2009		Nine Months Ended December 31, 2008
Total interest income and gain on sale of property and equipment	$	12,346	$	85,115
Net income (loss)	$	(1,164,480)	$	(674,505)
Income (loss) per share	$	(0.007)	$	(0.005)
Cash, term deposits and marketable securities	$	381,963	$	56,833
Total assets	$	35,649,856	$	35,533,895
Total liabilities	$	1,224,021	$	1,119,929
Total shareholders' equity	$	34,425,835	$	33,413,966
Cash dividends per share	$	Nil	$	Nil

During the nine months ended December 31, 2009, the Company recorded net loss of $1,164,480 or $0.007 per common share (2008 – net loss of $674,505 or $0.005 per common share).

Interest income earned during the nine months ended December 31, 2009 was $12,346 (2008 – $85,115).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the nine months ended December 31, 2009 and 2008.

	Nine Months Ended	
	December 31, 2009	December 31, 2008
Accounting and audit	$ 67,626	$ 71,924
Amortization	8,716	16,188
Insurance	226,236	238,529
Legal	54,273	45,477
Office and other	30,144	18,088
Regulatory fees	27,288	39,478
Rent	13,500	11,574
Salaries, consultants' & directors' fees	109,061	129,790
Shareholder communications and investor relations	34,837	18,963
Stock-based compensation	29,637	87,581
Telecommunications	2,406	3,031
Travel	35,990	16,035
	639,714	696,658

General and administrative expenses for the nine months ended December 31, 2009 were $639,714 (2008 - $696,658). The Company recorded a decrease in costs. This is due to a decrease in Salaries, consultants & directors' fees.

For the nine months ended December 31, 2009, X-Cal recorded loss per share of $0.007 (2008 – $0.005 per share) based on a basic weighted average number of shares outstanding of 165,829,096 (2008 – 134,862,181). Actual shares outstanding as at December 31, 2009 were 167,198,439 (2008 – 136,976,323) representing loss per share of $0.007 (2008 – loss per share of $0.004).

For the nine months ended December 31, 2009, X-Cal recorded a foreign exchange loss of $424,546 (2008 – gain $4,233).

Other differences between the amounts incurred in 2009 and 2008 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2010	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$3,772	$5,200	$3,374		
Net income (loss)	($290,568)	($592,114)	($281,798)		
Income (loss) per share	($0.002)	($0.004)	($0.002)		

2009	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$31,782	$24,498	$28,834	$3,114	$88,228
Net income (loss)	($188,151)	($350,250)	($136,103)	$254,026	($420,478)
Income (loss) per share	($0.001)	($0.003)	($0.001)	$0.002	($0.003)

2008	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$43,455	$39,012	$8,884	$65,385	$156,736
Net income (loss)	($456,381)	($244,358)	($293,293)	($555,523)	($1,549,555)
Income (loss) per share	($0.003)	($0.002)	($0.002)	($0.004)	($0.011)

2007	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$10,792	$32,016	$47,466	148,449	$238,723
Net income (loss)	($1,111,831)	($261,889)	($239,827)	($523,772)	($2,137,319)
Income (loss) per share	($0.013)	($0.002)	($0.002)	($0.003)	($0.02)

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and short-term investments of $381,963 (2008 - $56,833).

As at December 31, 2009, the Company had a working capital balance of $325,877 (2008 – $196,861 negative). The increase in working capital reflects the increase in equity financing and decrease in expenditures in mineral exploration.

During the nine months ended December 31, 2009 the Company issued no common shares in private placements (2008 –9,162,500 common shares for $810,000), 50,000 shares were issued at a deemed value of $6,000 for property acquisition purposes (2008 – 50,000 shares for $750), 200,000 shares were issued for the exercise of stock options for proceeds of $20,000 (2008 – Nil) and 4,537,500 common shares were issued for the exercise of warrants for proceeds of $453,751(2008 – Nil).

Exploration and property costs during the nine months ended December 31, 2009 were $967,506 (2008 – $714,069). Of that amount $907,523 (2008 – $697,650) was incurred on the Sleeper Gold property. Additionally, $18,682 (2008 – $8,059) was spent on the Mill Creek Property. The Company further incurred costs of $18,682 (2008 – $8,360) on the Reese River Property. The Company incurred costs of $22,619 (2008 - $nil) for the Spring Valley Area Claims.

Commitments

Office Lease

The Company leases office space in Nevada. The lease agreement for this office space expired in November 2008. The Company now leases the premises on a month to month basis under the provisions of the original lease. The Nevada office lease requires the Company to pay $1,200 monthly as its share of base rent. The Company also rents office space from a director or officer of the Company for $1,500 per month on a month to month basis.

Payments are required to complete the buy-out of the title to the York Leased Lands. At the date of this report, the remaining balance to complete this buyout is US $325,000. The agreement allows the remaining payments to be spread into 3 payments, with the final payment being made on December 7, 2011.

The Company has no long term drilling commitments.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to X-Cal.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $66,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into a management contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Net Smelter Return Royalty

The Ken Snyder Gold Syndicate holds a 1% Net Smelter Production Royalty on the Sleeper Gold Property. Dr. Snyder retains 1% NSR on the WR claims in the Spring Valley Area (this royalty is separate and unrelated to the syndicate which has 1% NSR at Sleeper).

Related Party Transactions

The Company paid legal fees and expenses of $7,549 (2008 - $nil) to a law firm in which a director of the Company is a partner. The Company incurred consulting expenses of $49,500 (2008 - $49,500) to a director and officer of the Company. The Company paid salaries of $120,000 (2008 - $120,000) to a director and officer of the Company and $43,750 (2008 - $27,000) to a party related to a director and officer of the Company. As at December 31, 2009, $7,066 (2008 - $10,934) was due to a director and officer of the Company, and is included in accounts payable. The Company incurred rental expenses of $13,500 with a related party. A bonus of $50,000 was paid to a director and officer of the Company. Directors and officers of the Company invested in shares in X-Cal throughout the period. Details of the share purchases are available on S.E.D.I.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Consolidated Financial Statements, December 31, 2009, available on SEDAR at www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of

expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, receivables, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

1. Fair value

The Company's financial instruments include cash and term deposits, receivables, reclamation bond – commutation account, environmental bonds, and accounts payable and accrued liabilities. Cash and term deposits are designated as held-for-trading; receivable are designated as loans and receivables; reclamation bond – commutation

account and environmental bonds are classified as held-to-maturity; and accounts payable and accrued liabilities are classified as other financial liabilities.

Prior to the adoption of Section 3855, the carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximated their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximated its fair value as it earns interest at market rates.

2. Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

3. Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and term deposits, and receivables. The Company's cash and term deposits are held at major Canadian and US financial institutions. The Company maintains provisions for potential credit losses for its receivables, and any losses to date have been within management's expectations.

4. Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry continues to face the need for reserve replacement. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture, New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) generated a large volume of new data which has been incorporated into the overall picture at Sleeper.

X-Cal successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company has assembled an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006).

In September of 2008, the Company filed a NI 43-101 Technical Report which documents the gold and silver resources at Sleeper.

In November of 2009, the Company filed a NI 43-101 Technical Report which contains a positive Preliminary Economic Assessment of the gold and silver resources at Sleeper and documents areas for immediate expansion of the resources.

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate continued exploration in the future.

The Reese River agreement between the Company and Placer Dome US (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome's interest has now reverted to a 2% net smelter returns royalty.

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder retains a 1% Net Smelter Return interest in the claims.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners. The Company currently has active data sharing agreements in place, as per the above mentioned objectives.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with Mineral Tenure Rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or

unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a number of consultants and others for operating expertise. The Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management. The loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding Share Data as at December 31, 2009

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 167,198,439 shares outstanding as of December 31, 2009 or 187,094,978 shares on a fully diluted basis. As at the date hereof, the total number of shares outstanding has not changed.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2009	Opening balance	162,410,939		
April 21, 2009	Property purchase	50,000	$ 0,12	$ 6,000(1)
May 1, 2009	Warrant exercised	375,000	$ 0.10	$ 37,500
June 16, 2009	Warrant exercised	4,162,500	$ 0.10	$ 416,251
November 20, 2009	Options exercised	200,000	$ 0.10	$ 20,000
December 31, 2009	**Total**	**167,198,439**		**$ 479,751**

(1) Deemed value, no cash received by the company

The Company had 400,000 stock options granted during the period, 200,000 of which were exercised within the third quarter for proceeds of $20,000. 1,435,000 options expired of were forfeited during the period. There are 11,135,000 stock options outstanding as at December 31st, 2009 under the Company's incentive stock option plan(s), with exercise prices ranging from $0.10 - $0.35 with expiry dates ranging to March 23, 2012. As of the date of this report, an additional 640,000 stock options have been granted with an exercise price of $0.17 that expire on January 27, 2013.

The Company had no warrants issued, and 3,525,000 expired or forfeited during the period. 4,537,500 warrants were exercised during the first two quarters for proceeds of $453,750. There are 8,761,539 warrants currently outstanding with exercise prices ranging from $0.10 - $0.24 with expiry dates ranging to March 30, 2011.

If the Company were to issue all 11,135,000 shares issuable upon exercise of all incentive stock options outstanding, as well as all 8,761,539 shares issuable upon exercise of all warrants, it would raise $3,961,154.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and the Board of Directors out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Convergence with International Financial Reporting Standards ("IFRS")

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, X-Cal will report interim and annual financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended June 30, 2011. X-Cal has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required. While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

- Exploration and development expenditures;
- Property, plant and equipment (measurement and valuation);
- Provisions, including asset retirement obligations;
- Stock-based compensation;
- Accounting for joint ventures;
- Accounting for income taxes; and
- First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of X-Cal's IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes; financial statement note disclosures on information technology; internal controls; contractual arrangements; and employee training.

Items Subsequent to Period-End

There are no subsequent events to report.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.